Suite 900 607 14th St., NW

Washington DC 20005-2018

t 202 508 5800 f 202 508 5858

www.KilpatrickStockton.com

November 6, 2008	direct dial 202 508 5825 direct fax 202 204 5600 AKaslow@KilpatrickStockton.com

Mark Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington, DC 20549-4561

Re: Ocean Shore Holding Co.

Form S-1, initially filed September 12, 2008

File No. 333-153454

Form 10-K for Fiscal Year Ended December 31, 2007

Filed March 21, 2008

File No. 000-51000

Dear Mr. Webb:

On behalf of Ocean Shore Holding Co. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed on October 27, 2008 (the “Registration Statement”).

The prospectus reflects revised disclosure in response to accounting comments received from the Office of Thrift Supervision (“OTS”) via telephone on October 28, 2008. A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, is being filed with your office supplementally.

*            *            *            *

Mark Webb

November 6, 2008

If you have any questions concerning this submission, please contact the undersigned at 202.508.5825.

Very truly yours,

/s/ Aaron M. Kaslow

Aaron M. Kaslow

cc:	Steven E. Brady, President and Chief Executive Officer

Allicia Lam, SEC

Christina Harley, SEC